Luby's, Inc.

13111 Northwest Freeway
Suite 600
Houston, Texas 77040

713-329-6800



April 26, 2006

Via UPS Overnight and Via Facsimile

United States Securities and Exchange Commission
450 Fifth Street N. W.
Washington D.C. 20549

        Attention: Michele Gohlke
                     Branch Chief

Ladies and Gentlemen:

Set forth below are the responses of Luby's, Inc. (the "Company") to the comments of the Staff with respect to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and related matters contained in a letter from Michele Gohlke to Christopher Pappas, Chief Executive Officer of the Company, dated March 20, 2006.

For ease of reference, we have set forth the Company's responses in bold type and have also set forth each comment before the related response. The comments are numbered to correspond to the comment number of Ms. Gohlke's comment letter. The heading references refer to the headings in Ms. Gohlke's comment letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 13

1.   We note from your disclosure in footnote 11 to your financial statements that you have recognized a gain of $1.98 million as other income in fiscal year 2004, which related to the sale and lease-back of one [of] your Corpus Christi locations. Paragraph (a)(3) of Item 303 of Regulation S-K requires you to provide a discussion in the results of Operations section of your MD&A, describing any

unusual or infrequent events or transactions that materially affected the amount of reported income from your continuing operations. Due to the significance of the gain recognized from the sale and lease-back transaction relative to your reported income from continuing operations for fiscal year 2004, we believe that the details of this transaction, as well as, the financial impact of the transaction, should have been discussed in MD&A. In future filings, please expand your disclosures in the Results of Operations section of MD&A, accordingly.

RESPONSE: In future filings, the Company's MD&A discussion will be expanded to include any unusual or infrequent events or transactions that materially affect the amount of reported income from continuing operations. The Company will also revise our explanation of variance between fiscal years 2005 and 2004 to include discussion of the gain in 2004 results.

EBITDA, page 16

2.   We note your presentation of the non-GAAP measure, EBITDA. You state that you present this measure because you believe it is useful as an operating performance measure. Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that require cash settlement or excluding items that are reasonably expected to recur within two years or had similar charges in the prior two years. It appears from your discussion that you use an Adjusted EBITDA measure as defined by your debt agreements. In this regard, you can present such measure to the extent you provide a discussion indicating the materiality of the covenant and agreement, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition, results of operations and liquidity. Please revise your presentation of EBITDA accordingly. Refer to the guidance provided in our release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", specifically question 10.

RESPONSE: The Company will exclude the presentation of Adjusted EBITDA from future 10-K and 10-Q filings. The Company believes that the non-GAAP measure Adjusted EBITDA is an important measure of the Company's operating performance, as evaluated by management. The Company intends to publicly disclose Adjusted EBITDA in press releases and on its website. We will appropriately address your comments in these disclosures.

3.   We note that the primary reason that you have included the non-GAAP measure which you have called "EBITDA" is due to the use of this measure by your lenders to determine compliance with certain financial debt covenants contained in your revolving credit facility agreement. In addition, you state that EBITDA provides a meaningful measure of liquidity, providing additional information regarding your cash earnings from ongoing operations and regarding your ability to service long-term debt and other fixed obligations. As you have disclosed

EBITDA as a non-GAAP measure of liquidity, we believe that a measure of cash flow is the most directly comparable GAAP measure to which EBITDA should be reconciled. In addition, we note that even in instances in which EBITDA is disclosed as a performance measure, operating income would not be considered the most directly comparable GAAP financial measure because EBIT and EBITDA make adjustments for items that are not included in operating income. In future filings, please revise your document to provide a reconciliation of EBITDA to a measure of cash flow accordingly. Refer to the guidance provided in Question numbers 12 and 15 of June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", specifically question 10.

RESPONSE: The Company will exclude the presentation of Adjusted EBITDA from future 10-K and 10-Q filings. However, the Company intends to publicly disclose Adjusted EBITDA in press releases and/or on its website. In such disclosures, we will revise our presentation of Adjusted EBITDA to reflect its use by the Company primarily as an internal performance measure and valuation statistic rather then as a measure used by our lenders for liquidity purposes. The Company will also revise its reconciliation of Adjusted EBITDA to net income in light of the fact that Adjusted EBITDA will be primarily disclosed as a performance measure. This reconciliation to net income will be provided in accordance with guidance from question number 15 of the June 13, 2003 SEC release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial; Measures."

4.   We note that you have indicated that you consider EBITDA to be an important measure of operating performance. In future filings, please specifically discuss how and why management uses EBITDA as a measure of operating performance, or remove the reference to the use of EBITDA as an operating performance measure.

RESPONSE: The Company will exclude the presentation of Adjusted EBITDA from future 10-K and 10-Q filings. The Company believes that the non-GAAP measure Adjusted EBITDA is an important measure of the Company's operating performance, as evaluated by management. The Company intends to publicly disclose Adjusted EBITDA in press releases and on its website. We will appropriately address your comments in these disclosures.

Notes to Consolidated Financial Statements

Note1: Nature of Operations and Significant Accounting Policies

Critical Accounting Estimates, page 22

5.   We note that you recorded a $1 million increase to workers' compensation and employee injury cost accrual(s) in the fourth quarter of fiscal 2004 and changed your method for developing an estimate of the accrual. In fiscal 2005, we note that you actually experienced a reduction in workers compensation due to revised reserve estimates resulting from reductions in recent claims experience. In this regard, please tell us and revise your "Critical Accounting Estimate" disclosures in future filings for the following:

- Provide us with specific detail of your current and prior methodology that was used to develop the reserve for workers' compensation and employee injury costs for those reported claims and incurred but not yet reported claims.

- Tell us specifically why the reserve was increased in the fourth quarter of 2004 and significantly reduced in 2005.

- Expand your critical accounting estimates section of MD&A to provide a discussion of the significant assumptions made and estimates used to develop the estimate of your liability for self insurance reserves, including the incurred claims but not yet reported portion.

Please refer to our Interpretive Release regarding Management's Discussion and Analysis (FR-72) for further guidance.

RESPONSE: Accounting reserves for worker's compensation, employee injury, and general liability claims have been primarily determined utilizing the results of actuarially-provided fully developed claim estimates that include an estimate of amounts for claims incurred but not reported for each policy year. The Company's current claims reserve methodology is to rely primarily on an independent third-party actuarial estimate prepared on a quarterly basis for all past periods as well as a projection for the current year, which is used as the estimate of expenses incurred in the current year.

As reported in prior filings, in October of 2001, the Company chose to exit the Texas Worker's Compensation Insurance Program, and instead, administer its own private employee injury plan, which it is free to do in Texas. The Company's prior claim reserve methodology was based upon fully developed estimates provided in part by its internal Risk Management personnel, and in part by its third-party actuary. The Company did this due to the fact that it did not wish to rely wholly on actuarial data at the time, since at the time, such data used the Company's claims history from the period prior to departure from the Texas Worker's Compensation program. Starting in the Fourth Quarter of Fiscal Year 2004, after its third-party actuary started utilizing data from more comparable Texas Non-subscriber employee injuries, the Company increased its reliance on the third-party actuarial data in estimating its liability.

The Company's reserve increase in the Fourth Quarter of 2004 was a result of reliance placed on the actuarially determined claim estimates that were for the first time based on industry non-subscriber loss development factors. During the periods following Fiscal 2004, the Company's own Non-subscriber program history further matured and was more fully utilized by the actuary, and this effect on the claim reserves estimated by the actuarial analysis resulted in a reduction of the fully developed claim amount for the non-subscriber years (October 2001-August 2005). During the same time from 2001 to 2005, the Company's claim experience was more favorable than the industry averages used in the first non-subscriber actuarial analysis. The Company attributes this reduction in the estimated claim reserves in 2005 as an indicator of the effectiveness of the Company's non-subscriber program, in-house safety and claim management programs.

In future filings, the Company shall expand the critical accounting estimates section of MD&A to include the following regarding significant assumptions made and estimates used in the estimate for self-insurance reserves: (1) Historical patterns of loss development will continue in the future as they have in the past. (Loss Development Method); (2) Historical trend patterns and loss cost levels will continue in the future as they have in the past. (Bornhuetter-Ferguson Method); (3) Historical claim counts and exposures to calculate historical frequency rates. (Frequency and Severity Method). The results of these methods are blended by the actuary to provide the number used for estimating reserves. The third party actuary utilizes methods and assumptions that are in accordance with generally accepted actuarial practices and believes the conclusions reached are reasonable.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5. Property, Plant and Equipment, page 39

6.   We note that the amount of your property and equipment, before accumulated depreciation, declined by approximately $7.3 million between fiscal 2004 and fiscal 2005. Please tell us if you impaired some fixed assets during 2005. If so, please tell us about the fixed assets that were impaired, the amount of the impairment charge and the income statement caption where you reflected such charge. If not, provide us with the reason for the significant decline in 2005. We note that any impairment charges taken on property and equipment should be reflected in income from operations and not within non-operating income. We may have further comment upon receipt of your response.

RESPONSE: The $7.3 million net decline in property, plant and equipment, before accumulated depreciation, for fiscal year 2005 was the net result of $10.1 million in additions through asset purchases, and $17.4 million in gross book value reductions. The $17.4 million reduction in gross property, plant and equipment was primarily the result of retiring fully depreciated assets. Of the total $17.4 million reduction, there was a net book value of approximately $1.1 million in impairment charges recorded within discontinued operations and a net book value of $.6 million in impairment charges recorded in income from continuing operations as described below:

- <u>Discontinued Operations</u> (approximately $1.1 million in net book value) – During fiscal 2005, the Company closed seven restaurant locations that resulted in impairment charges within discontinued operations. Each of the seven restaurant locations qualified as a separate component of the Company and met the two additional criteria in Paragraph 42 of FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)," to qualify for classification as discontinued operations. Under FAS 144, the results of operations of a component of an entity to be disposed of by sale may not be classified as discontinued until the "held for sale" criteria are met. For disposals other than by sale (e.g., abandonment, distribution or exchange for similar productive assets), the results of operations of a component of an entity would not be recorded as a discontinued operation until the period in which the long-lived asset or disposal group is either abandoned, distributed, or exchanged, depending on the manner of disposal. Once the seven restaurants noted above either met the held for sale criteria of FAS 144 or were abandoned (i.e. restaurant closed), the operations of the component were reclassified to discontinued for all periods presented in the financial statements. As a result, all current and prior operating results of the seven restaurant locations, including impairment adjustments totaling $1.1 million, were recorded in discontinued operations in accordance with Paragraph 43 of FAS 144 when the locations either qualified for classification as held for sale or were disposed.

- <u>Income from Continuing Operations</u> (approximately $.6 million in net book value) This $.6 million impairment charge associated with obsolete equipment was recorded in the line item Other Income, Net, which is included in income from continuing operations in our fiscal 2005 financial statements. We acknowledge that the retirement of obsolete equipment, though immaterial, was incorrectly classified as non-operating income for fiscal year 2005. With reference to your Staff comments, dated April 8, 2005, concerning the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2004, the Company duly notes Staff comment #21. In this regard, the Company adopted the provisions of FAS 144 paragraphs 25 and 26 prospectively, effective September 1, 2005 and future impairment charges of this nature will be properly reflected in income from operations.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,



Ernest Pekmezaris
Senior Vice-President and
Chief Financial Officer